December 7, 2009

VIA EDGAR & BY FAX

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Suzanne Hayes, Branch Chief

Mr. Michael Rosenthall

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	China Nuokang Bio-Pharmaceutical Inc.

Registration Statement on Form F-1 (File No. 333-163250)

Dear Mr. Riedler, Ms. Hayes and Mr. Rosenthall:

Pursuant to Rule 461 under the Securities Act of 1933, China Nuokang Bio-Pharmaceutical Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on December 9, 2009, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins.

The Company understands that Jeffries & Company, Inc., the representative of the underwriters of the offering, has joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

CHINA NUOKANG BIO-
PHARMACEUTICAL INC.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chief Financial Officer